SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

MINNESOTA CORN PROCESSORS, LLC
(Name of the Issuer)
Minnesota Corn Processors, LLC	ADM Milling Co.
Archer-Daniels-Midland Company	ADM Acquisition LLC
(Names of Persons Filing Statement)

Class A Units	N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

L. Dan Thompson President and Chief Executive Officer Minnesota Corn Processors, LLC 901 North Highway 59 Marshall, Minnesota 56258-2744 (507) 537-2676	David J. Smith Senior Vice President, Secretary and General Counsel Archer-Daniels-Midland Company 4666 Faries Parkway Decatur, Illinois 62526 (217) 424-5000
(Name, Address and Telephone Number of Each Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Thomas P. Mason Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, Texas 78746 (512) 542-8439	Michael A. Stanchfield Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 (612) 766-7764

This statement is filed in connection with (check the appropriate box):
a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	The filing of a registration statement under the Securities Act of 1933.
c.	A tender offer.
d.	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:
     Check the following box if the filing is a final amendment reporting the results of the transaction:
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$396,194,926	$36,450

*	Estimated for purposes of calculating the amount of the filing fee only. Proposed maximum aggregate value of transaction: $396,194,926 (calculated on the basis of 136,618,940 outstanding Class A units that will receive the merger consideration multiplied by the transaction price of $2.90).

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,450	Filing Party: Minnesota Corn Processors, LLC
Form or Registration No.: Schedule 14A	Date Filed: July 12, 2002

SIGNATURES
EXHIBIT INDEX
EX-99.(C)(2) Presentation by ING Financial Markets
EX-99.(C)(4) Presentation by Morgan Lewins & Co.

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by Minnesota Corn Processors, LLC, a Colorado limited liability company and the issuer of the membership units that are the subject of the Rule 13e-3 transaction, Archer-Daniels-Midland Company, a Delaware corporation (“ADM”), ADM Milling Co., a Minnesota corporation, and ADM Acquisition LLC, a Colorado limited liability company, in connection with the Agreement and Plan of Merger, dated as of July 11, 2002, by and between Minnesota Corn Processors, ADM, ADM Milling and ADM Acquisition (the “Merger Agreement”).* The Merger Agreement provides that ADM Acquisition, which is owned 98.57% by ADM and 1.43% by ADM Milling, will merge with and into Minnesota Corn Processors (the “Merger”), with Minnesota Corn Processors as the surviving company, subject to the approval of the merger by Minnesota Corn Processors’ eligible Class A members and the satisfaction or waiver of other closing conditions. Upon consummation of the Merger, ADM and ADM Milling will acquire all of the Class A units of Minnesota Corn Processors. ADM, as the sole holder of all of the Class B units of Minnesota Corn Processors, will continue to hold the Class B units.

     If the Merger is approved by Minnesota Corn Processors’ eligible Class A members and the Merger is completed, each Class A unit of Minnesota Corn Processors issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a cash payment of $2.90, without interest, subject to offset for those holders of Class A units who have outstanding financial obligations to Minnesota Corn Processors, described as the 1996 loss payable in Minnesota Corn Processors’ operating agreement.

     Concurrently with the filing of this Schedule 13E-3, Minnesota Corn Processors is filing with the Securities and Exchange Commission an amended preliminary proxy statement (the “proxy statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of Minnesota Corn Processors’ eligible Class A members at which the eligible Class A members will consider and vote upon a proposal to approve the Merger Agreement and the Merger.

     The information contained in the proxy statement, including all appendices thereto, is hereby expressly incorporated herein by reference. A copy of the Merger Agreement is attached as Annex A to the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment.

Item 1. Summary Term Sheet.

     The information set forth under the section entitled “Summary Term Sheet” in the proxy statement is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and Address. The information set forth under the sections entitled “Summary — The Parties Involved in the Merger — Minnesota Corn Processors, LLC” and “The Parties Involved in the Merger — Minnesota Corn Processors, LLC” in the proxy statement is incorporated herein by reference.

     (b)  Securities. The information set forth under “Additional Information Concerning Minnesota Corn Processors — Security Ownership of Beneficial Owners and Management” in the proxy statement is incorporated herein by reference.

*	Minnesota Corn Processors, ADM, ADM Milling and ADM Acquisition are filing this Schedule 13E-3 in response to the position of the Securities and Exchange Commission that ADM may be deemed to be an affiliate of Minnesota Corn Processors as a result of contractual rights of ADM in Minnesota Corn Processors’ operating agreement. Minnesota Corn Processors does not consider ADM to be an affiliate, and the filing of this Schedule 13E-3 should not be taken as an admission by Minnesota Corn Processors, ADM, ADM Milling or ADM Acquisition that ADM is an affiliate.

     (c)  Trading Market and Price. The information set forth under the section entitled “Additional Information Concerning Minnesota Corn Processors — Trading Information and Distributions” in the proxy statement is incorporated herein by reference.

     (d)  Dividends. The information set forth under the section entitled “Additional Information Concerning Minnesota Corn Processors — Trading Information and Distributions” in the proxy statement is incorporated herein by reference.

     (e)  Prior Public Offerings. Not applicable.

     (f)  Prior Stock Purchases. The information set forth under the section entitled “Additional Information Concerning Minnesota Corn Processors — Repurchases of Class A Units” in the proxy statement is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address. Minnesota Corn Processors, a filing person, is the subject company. ADM, ADM Milling and ADM Acquisition are also filing persons. The information set forth under the sections entitled “Summary — The Parties Involved in the Merger” and “The Parties Involved in the Merger” in the proxy statement is incorporated herein by reference.

     (b)  Business and Background of Entities. The information set forth under the sections entitled “Summary — The Parties Involved in the Merger — Archer-Daniels-Midland Company and ADM Milling Co.,” “— ADM Acquisition LLC,” “The Parties Involved in the Merger — Archer-Daniels-Midland Company and ADM Milling Co.” and “— ADM Acquisition LLC” in the proxy statement is incorporated herein by reference.

     (c)  Business and Background of Natural Persons. The information set forth under the sections entitled “The Parties Involved in the Merger” in the proxy statement and “Annex D — Information Relating to the Directors and Executive Officers of Minnesota Corn Processors, LLC,” “Annex E — Information Relating to the Directors and Executive Officers of Archer-Daniels-Midland Company” and “Annex F — Information Relating to the Directors and Executive Officers of ADM Milling Co.” to the proxy statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)(1) Tender Offers. Not applicable.

     (a)(2)(i) Transaction Description. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger,” “Summary,” “Special Factors About the Merger” and “The Merger Agreement” in the proxy statement is incorporated herein by reference.

     (a)(2)(ii) Consideration. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger,” “Summary,” “Special Factors About the Merger” and “The Merger Agreement — Payment Procedures” in the proxy statement is incorporated herein by reference.

     (a)(2)(iii) Reasons for Transaction. The information set forth under the sections entitled “Questions and Answers About the Merger,” “Summary,” “Special Factors About the Merger — Background of the Merger,” “— Reasons for the Merger; Recommendation of Minnesota Corn Processors’ Board of Directors,” “—Directors’ Determination of Fairness of the Merger,” “— ADM, ADM Milling and ADM Acquisition’s Position Regarding Fairness of the Merger” and “— Purpose of the Merger” in the proxy statement is incorporated herein by reference.

     (a)(2)(iv) Vote Required for Approval. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger,” “Summary” and “The Special Meeting — Vote Required” in the proxy statement is incorporated herein by reference.

     (a)(2)(v) Differences in the Rights of Security Holders. Not applicable.

     (a)(2)(vi) Accounting Treatment. Not applicable.

     (a)(2)(vii) Income Tax Consequences. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger,” “Summary” and “Special Factors About the Merger — Federal Income Tax Consequences of the Merger” in the proxy statement is incorporated herein by reference.

     (c)  Different Terms. Not applicable.

     (d)  Appraisal Rights. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger,” “Summary” and “Special Factors About the Merger — Appraisal Rights” in the proxy statement is incorporated herein by reference.

     (e)  Provisions for Unaffiliated Security Holders. The information set forth under the section entitled “Where You Can Find More Information” in the proxy statement is incorporated herein by reference.

     (f)  Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a)  Transactions. Not applicable.

     (b)  Significant Corporate Events. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger,” “Summary” and “Special Factors About the Merger — Background of the Merger” in the proxy statement is incorporated herein by reference.

     (c)  Negotiations or Contacts. Not applicable.

     (e) Agreements Involving the Subject Company’s Securities. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger,” “Summary,” “The Special Meeting,” “Special Factors About the Merger — Appraisal Rights” “—Background of the Merger ” and “— Transactions Between the Parties” in the proxy statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (b)  Use of Securities Acquired. The information set forth under the sections entitled “Special Factors About the Merger — Effects of the Merger” and “— Plans for Minnesota Corn Processors After the Merger” in the proxy statement is incorporated herein by reference.

     (c)(1) through (8) Plans. The information set forth under the sections entitled “Summary Term Sheet,” “Summary” and “Special Factors About the Merger — Plans for Minnesota Corn Processors After the Merger” in the proxy statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a)  through (c) Purposes, Alternatives and Reasons. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger,” “Summary,” “Special Factors About the Merger — Background of the Merger,” “— Reasons for the Merger; Recommendation of Minnesota Corn Processors’ Board of Directors,” “— Directors’ Determination of Fairness of the Merger,” “— ADM, ADM Milling and ADM Acquisition’s Position Regarding Fairness of the Merger” and “— Purpose of the Merger” in the proxy statement is incorporated herein by reference.

     (d)  Effects. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger,” “Summary,” “Special Factors About the Merger” and “The Merger Agreement” in the proxy statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     (a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth under the sections entitled “Special Factors About the Merger — Reasons for the Merger; Recommendation of Minnesota Corn Processors’ Board of Directors,” “— Directors’ Determination of Fairness of the Merger,” “— Position of Minority of Board of Directors,” “— ADM, ADM Milling and ADM Acquisition’s Position Regarding Fairness of the Merger” and “— Purpose of the Merger” in the proxy statement is incorporated herein by reference.

     (c)  Approval of Security Holders. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger,” “Summary” and “The Special Meeting — Vote Required” in the proxy statement is incorporated herein by reference.

     (d)  Unaffiliated Representative. The information set forth under the section entitled “Special Factors About the Merger — Reasons for the Merger; Recommendation of Minnesota Corn Processors’ Board of Directors” in the proxy statement is incorporated herein by reference.

     (e)  Approval of Directors. The information set forth under the sections entitled “Summary,” “The Special Meeting — Recommendation of the Board,” “Special Factors About the Merger — Background of the Merger,” “— Reasons for the Merger; Recommendation of Minnesota Corn Processors’ Board of Directors,” “— Directors’ Determination of the Fairness of the Merger” and “— Position of Minority of Board of Directors” in the proxy statement is incorporated herein by reference.

     (f)  Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger,” “Summary,” “Special Factors About the

Merger — Reasons for the Merger; Recommendation of Minnesota Corn Processors’ Board of Directors,” “— Opinions of Financial Advisors” and “Where You Can Find More Information” in the proxy statement and in “Annex B — Opinion of ING Financial Markets LLC” and “Annex C — Opinion of Morgan Lewins & Co. Inc.” to the proxy statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a)  Source of Funds. The information set forth under the sections entitled “Summary Term Sheet,” “Questions and Answers About the Merger” and “Special Factors About the Merger — Merger Financing; Source and Amount of Funds” in the proxy statement is incorporated herein by reference.

     (b)  Conditions. Not applicable.

     (c)  Expenses. The information set forth under the sections entitled “Summary,” “The Special Meeting — Solicitation of Proxies” and “Special Factors About the Merger — Estimated Fees and Expenses of the Merger” in the proxy statement is incorporated herein by reference.

     (d)  Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

     (a)  Securities Ownership. The information set forth under the section entitled “Additional Information Concerning Minnesota Corn Processors — Security Ownership of Beneficial Owners and Management” in the proxy statement is incorporated herein by reference.

     (b)  Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation.

     (d)  Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the section entitled “Special Factors About the Merger — Intentions of Minnesota Corn Processors’ Directors and Executive Officers with Regard to the Voting of Their Class A Units” in the proxy statement is incorporated herein by reference.

     (e)  Recommendation of Others. The information set forth under the sections entitled “Special Factors About the Merger — Reasons for the Merger; Recommendation of Minnesota Corn Processors’ Board of Directors,” “— Directors’ Determination of Fairness of the Merger,” “— Position of Minority of Board of Directors” and “— ADM, ADM Milling and ADM Acquisition’s Position Regarding Fairness of the Merger” in the proxy statement is incorporated herein by reference.

Item 13. Financial Statements.

     (a)  Financial Information. The information set forth under the section entitled “Additional Information Concerning Minnesota Corn Processors — Financial Statements” and “Index to Financial Statements of Minnesota Corn Processors, LLC” in the proxy statement is incorporated herein by reference.

     (b)  Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  and (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the sections entitled “Summary,” “The Special Meeting — Solicitation of Proxies,” “Special Factors About the Merger — Reasons for the Merger; Recommendation of Minnesota

Corn Processors’ Board of Directors” and “— Opinions of Financial Advisors” in the proxy statement is incorporated herein by reference.

Item 15. Additional Information.

     (a)  Other Material Information. Not applicable.

Item 16. Exhibits.

     (a)(1) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 7, 2002 (incorporated herein by reference to the proxy statement).

     (a)(2) Press Release issued by Minnesota Corn Processors, LLC on July 11, 2002 (incorporated by reference to the Schedule 14A containing soliciting material under Rule 14a-12 filed with the Securities and Exchange Commission by Minnesota Corn Processors on July 12, 2002).

     (b)  Not applicable.

     (c)(1) Opinion of ING Financial Markets LLC, dated July 2, 2002 (incorporated herein by reference to Annex B to the proxy statement).

     (c)(2) Presentation by ING Financial Markets LLC (filed herewith).

     (c)(3) Opinion of Morgan Lewins & Co. Inc., dated July 2, 2002 (incorporated herein by reference to Annex C to the proxy statement).

     (c)(4) Presentation by Morgan Lewins & Co. Inc. (filed herewith).

     (d)(1) Agreement and Plan of Merger, dated as of July 11, 2002, by and between Archer-Daniels-Midland Company, ADM Milling Co., ADM Acquisition LLC and Minnesota Corn Processors, LLC (incorporated herein by reference to Annex A to the proxy statement).

     (f)  Not applicable.

     (g) Not applicable.

Cautionary Statement Regarding Forward-Looking Information

     This Schedule 13E-3 contains and incorporates by reference certain forward-looking statements concerning Minnesota Corn Processors’ financial position, business and future prospects, in addition to other statements using words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend” and other similar expressions. These statements contain certain inherent risks and uncertainties. Although Minnesota Corn Processors believes the expectations reflected in these forward-looking statements are based on reasonable assumptions, you are cautioned that no assurance can be given that the expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements based on factors such as the following:

•	fluctuations in worldwide commodities markets;

•	fluctuations in prices for the products produced by Minnesota Corn Processors;

•	the associated risks of hedging against such fluctuations;

•	fluctuations in aggregate industry supply and market demand for the products produced by Minnesota Corn Processors;

•	general economic, business and market conditions in the various geographic regions and countries in which Minnesota Corn Processors manufactures and sells its products, including fluctuations in the value of local currencies and changes in regulatory controls regarding quotas, tariffs and biotechnology issues;

•	changes in laws or governmental regulations or policies affecting the products produced by Minnesota Corn Processors; and

•	increased competitive pressure and customer pressure in the corn refining industry.

Minnesota Corn Processors’ forward-looking statements speak only as of the date on which they are made, and Minnesota Corn Processors does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If Minnesota Corn Processors does update or correct one or more of these statements, you should conclude that Minnesota Corn Processors will make additional updates or corrections.

SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of August 7, 2002

MINNESOTA CORN PROCESSORS, LLC

By:	/s/ L. Dan Thompson
Name: L. Dan Thompson
Title: President and CEO

ARCHER-DANIELS-MIDLAND COMPANY

By:	/s/ David J. Smith
Name: David J. Smith
Title: Senior Vice President

ADM MILLING CO.

By:	/s/ David J. Smith
Name: David J. Smith
Title: Vice President

ADM ACQUISITION LLC

By:	Archer-Daniels-Midland Company, its Member

	By:	/s/ David J. Smith
Name: David J. Smith
Title: Senior Vice President

By:	ADM Milling Co., its Member

	By:	/s/ David J. Smith
Name: David J. Smith
Title: Vice President

EXHIBIT INDEX

Exhibit Number	Description

(a)(1) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 7, 2002 (incorporated herein by reference to the proxy statement).

(a)(2) Press Release issued by Minnesota Corn Processors, LLC on July 11, 2002 (incorporated by reference to the Schedule 14A containing soliciting material under Rule 14a-12 filed with the Securities and Exchange Commission by Minnesota Corn Processors on July 12, 2002).

(b) Not applicable.

(c)(1) Opinion of ING Financial Markets LLC, dated July 2, 2002 (incorporated herein by reference to Annex B to the proxy statement).

(c)(2) Presentation by ING Financial Markets LLC.

(c)(3) Opinion of Morgan Lewins & Co. Inc., dated July 2, 2002 (incorporated herein by reference to Annex C to the proxy statement).

(c)(4) Presentation by Morgan Lewins & Co. Inc.

(d)(1) Agreement and Plan of Merger, dated as of July 11, 2002, by and between Archer-Daniels-Midland Company, ADM Milling Co., ADM Acquisition LLC and Minnesota Corn Processors, LLC (incorporated herein by reference to Annex A to the proxy statement).

(f) Not applicable.

(g) Not applicable